UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

ACM Government Opportunity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000918 102

(CUSIP Number)

Michael A. Conway
Aon Advisors, Inc.
200 East Randolph Street
Chicago, Illinois 60601
(312) 381-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000918 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AON CORPORATION 36-3051915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,425,736

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,425,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AON ADVISORS, INC. 54-1392321

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,425,736

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,425,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions) IA, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) COMBINED INSURANCE COMPANY OF AMERICA 36-2136262

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,425,736

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,425,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions) IC, CO

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 10, 1999 (the “Schedule 13D”) by Aon Corporation, a Delaware corporation (“Aon”), Aon Advisors, Inc., a Virginia corporation (“Aon Advisors”), Combined Insurance Company of America, an Illinois corporation (“CICA”), and Virginia Surety Company, an Illinois corporation (“VSC”), as previously amended. Aon, Aon Advisors and CICA are sometimes referred to in this Amendment as the “Filing Persons”. The Schedule 13D as previously amended and this Amendment relate to the Common Stock (the “Common Stock”) of ACM Government Opportunity Fund, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 of the Schedule 13D as previously amended is hereby amended and restated in its entirety as follows:

Item 4.	Purpose of Transaction

As previously disclosed, the Filing Persons have suspended their program to reduce their holdings of shares of Common Stock through open-market or other transactions.

The Filing Persons have informed the Issuer that, based on the respective prices at which shares of the Issuer and ACM Income Fund, Inc. are currently trading, the Filing Persons currently intend to vote their shares of Common Stock in favor of the proposed reorganization and acquisition by ACM Income Fund, Inc. of the assets and liabilities of ACM Government Opportunity Fund, Inc., which the Issuer announced on September 13, 2006 has been approved by the Boards of Directors of both funds.

One or more of the Filing Persons may discuss with representatives of the Issuer the proposed reorganization and acquisition transaction described above, and the Filing Persons reserve the right to reconsider their initial determination to vote in favor of such transaction should market circumstances change, in which case the Filing Persons may suggest that the Issuer consider taking certain other actions that could have the effect of enhancing shareholder value.

Except as set forth above, none of the Filing Persons has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Filing Persons may, in the future, for any reason and in their sole discretion, change such intentions and formulate additional plans and proposals relating to one or more matters described in such paragraphs.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date: September 19, 2006

/s/ Richard E. Barry
By: Richard E. Barry
Vice President

AON ADVISORS, INC.
Date: September 19, 2006

/s/ William Johnson
By: William Johnson
Executive Vice President

COMBINED INSURANCE COMPANY OF AMERICA
Date: September 19, 2006

/s/ Richard E. Barry
By: Richard E. Barry
Vice President